UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. __)

1.	Name of the Registrant:

Frontier Communications Parent, Inc.

2.	Name of Person Relying on Exemption:

Carronade Capital Management, LP

3.	Address of Person Relying on Exemption:

17 Old Kings Highway South, Suite 140
Darien, CT 06820

4.	Written Materials. The following written materials are attached hereto and as Exhibit 1:

Press release, dated October 21, 2024, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Carronade Capital Management, LP (“Carronade”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Carronade.

PLEASE NOTE: Carronade is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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